UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Sergio Silva do Amaral

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

Copies to

Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

*	The Registrant is filing this annual report on a voluntary basis.

FEDERATIVE REPUBLIC OF BRAZIL (“BRAZIL” OR THE “REPUBLIC”)

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b) The title and the material provisions of any law, decree, or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such failure.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The internal funded debt of the Republic as of December 31, 2015 was R$ 3,665.1 billion.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

External funded debt of the registrant (1)

Type of interest rate in millions of currency of denomination

	As of December 31, 2015
	Floating Rate	Fixed Rate	Total
Repayable in U.S. Dollars	1,266	28,318	29,583
IDB	359	0	359
IRDB (World Bank)	900	1	902
Others	7	28,316	28,323
Repayable in Japanese Yen	6,248	376	6,624
Repayable in Euro	0	1,829	1,829
Repayable in U.S. Dollars linked to R$	0	13,054	13,054
IMF Special Drawing Rights	2,887	0	2,887

(1)	Includes debt incurred by the Central Bank of Brazil (Banco Central do Brasil or the “Central Bank”).

Source: Central Bank

The external funded debt of the Republic as of December 31, 2015 was US$78.3 billion.

3. A statement giving the title, date of issue, date of maturity, interest rate, and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to Tables No. 33, 34 and 35 of Exhibit D.

4. (a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

None.

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable

(3) Total amount otherwise outstanding.

Not applicable.

(b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

The internal floating indebtedness of the Republic as of December 31, 2015 was R$588.2 billion.

(b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

External floating debt of the registrant (1)

(Type of interest rate in millions of currency of denomination)

	As of December 31, 2015
	Floating Rate	Fixed Rate	Total
Repayable in U.S. Dollars	138	132	270
Repayable in Japanese Yen	2,956	376	3,332
Repayable in Euro	0	62	62
Repayable in U.S. Dollars linked to Brazilian Real	0	2,880	2,880

(1)	Includes debt incurred by Central Bank of Brazil.

Source: Central Bank

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to Tables No. 27 and 28 of Exhibit D.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

Not applicable.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.

Not applicable.

8. Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to Table No. 20 of Exhibit D.

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

Reference is made to Tables No. 13 and 14 of Exhibit D.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments.)

Reference is made to Table No. 10 of Exhibit D.

This annual report comprises:

(a)	Pages numbered 1 to 6 consecutively.

(b)	The following exhibits:	Exhibit A:	None

		Exhibit B:	None

		Exhibit C:	Copy of the 2016 Annual Budget of the Republic (in Portuguese)—(P)(Rule 311)

		Exhibit D:	Current Description of the Republic

(c)  Such additional Exhibits as may be filed by the Republic by amendment to this Annual Report.

(P)  Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 30th day of September, 2016.

FEDERATIVE REPUBLIC OF BRAZIL

By	/s/ Maurício Cardoso Oliva
Maurício Cardoso Oliva
Attorney of the National Treasury of Brazil

EXHIBIT INDEX

Exhibit No.		Page No.
A:	None

B:	None

C:	Copy of the 2016 Annual Budget of the Republic	(P)(Rule 311)

D:	Current Description of the Republic	D-1

(P)	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.